

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 7, 2009

Via U.S. Mail and Fax (305-416-6406)
Mr. Steven G. Weisman
Chief Operating Officer
Goldpoint Resources, Inc.
1001 North America Way, Suite 201
Miami, FL 33132

> **Re: Goldpoint Resources, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed June 18, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed July 2, 2009**
> **File No. 000-53452**

Dear Mr. Weisman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A Filed July 2, 2009

1.   We reviewed your amendment to the Item 4.01 Form 8-K filed July 2, 2009. Please revise your disclosure to explicitly state whether the audit reports on your financial statements from Kyle L. Tingle, CPA, LLC for the fiscal years ended December 31, 2008 and 2007 contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief